August 23, 2024

Securities and Exchange Commission
Division of Corporate Finance
Disclosure Review Program
100 F Street, NE
Washington, D.C. 20549
Attn: Charlotte Young and Amanda Ravitz

Re:	Merit Medical Systems, Inc. Definitive Proxy Statement on Schedule 14A Filed April 2, 2024 File No. 000-18592

Dear Ms. Young and Ms. Ravitz:

Merit Medical Systems, Inc. (the “Company”), is in receipt of a letter dated August 9, 2024 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Staff”) concerning the above-captioned filing. To facilitate the Staff’s review, we have reproduced the text of the Staff’s comment in italics below, and our response appears immediately below the comment.

Comment:

1.	Please provide a clear description of the relationship between compensation actually paid and net income, as required by Item 402(v)(5)(ii) of Regulation S-K. Please note that it is not sufficient to state that no relationship exists, even if a particular measure is not used in setting compensation.

Response: The Company undertakes to provide a clear description of the relationship between compensation actually paid and net income, as required by Regulation S-K Item 402(v)(5)(ii), in its future proxy statement disclosure.

The Staff is invited to contact the undersigned with any comments or questions it may have. We appreciate your assistance in addressing this matter.

Very truly yours,

/s/ BRIAN G. LLOYD
Brian G. Lloyd
Chief Legal Officer
Merit Medical Systems, Inc.